Exhibit 35.1

Servicer Compliance Statement of John Deere Capital Corporation

I, Andrew Traeger, Vice President and Controller of John Deere Capital Corporation, certify:

A review of John Deere Capital Corporation’s activities for the period from November 1, 2013 through October 31, 2014 (the “Reporting Period”) and of John Deere Capital Corporation’s performance under the Sale and Servicing Agreement dated as of March 1, 2012 among John Deere Capital Corporation, John Deere Receivables, Inc. and John Deere Owner Trust 2012 has been made under my supervision, and to the best of my knowledge based on such review, John Deere Capital Corporation has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 12, 2015	John Deere Capital Corporation

	By	/s/ Andrew Traeger
Andrew Traeger
Senior Vice President and Controller